UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2021

Commission File Number: 001-39950

Evaxion Biotech A/S

(Exact Name of Registrant as Specified in Its Charter)

Dr. Neergaards Vej 5f

DK-2970 Hoersholm

Denmark

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INCORPORATION BY REFERENCE

The information contained in this report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number 333-255064) of Evaxion Biotech A/S (the “Company”) (including any prospectus forming a part of such registration statement) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

The Board of Directors of Evaxion Biotech A/S (the “Company”) has appointed Steven Projan, a current member of the Company’s Board of Directors, to the Company’s Nomination and Corporate Governance Committee effective May 12, 2021. With the appointment of Mr. Projan, the Company’s Nomination and Corporate Governance Committee now consists of Marianne Søgaard, the Chairperson of the Company’s Board of Directors, Roberto Prego and Mr. Projan. Our Board of Directors has determined that both Mr. Prego and Mr. Projan are “independent directors” as defined under current rules and regulations of the Securities and Exchange Commission and The Nasdaq Stock Market, LLC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Evaxion Biotech A/S

Date: May 12, 2021	By:	/s/ Glenn S. Vraniak
Glenn S. Vraniak
Chief Financial Officer